Projected Tecumseh Operating Performance (Baseline)
2015 - 2018

	2015	2016	2017	2018
Total Revenue	$ 662.7	$ 675.0	$ 695.1	$ 707.4
Gross Margin	74.1	78.2	86.7	90.7
Gross Margin %	11.2%	11.6%	12.5%	12.8%
EBITDA	$ 13.5	$ 17.0	$ 24.8	$ 28.8
EBITDA %	2.0%	2.5%	3.6%	4.1%
Consolidated Cash Generation	$ (9.4)	$ (3.4)	$ 5.3	$ 4.1
North American Cash Burn	(23.8)	(29.8)	(29.5)	(28.8)

Major Assumptions
Real to USD Exchange ~ 3.0
Euro to USD Exchange ~ 1.10
Rupee to USD Exchange ~ 63